VOYA LETTERHEAD

LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

                                                                                                                                  BY EDGARLINK

April 15, 2022

Ms. Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:

Voya Retirement Insurance and Annuity Company and its Variable Annuity Account C

Post-Effective Amendment No. 29 to Registration Statement on Form N-4

Prospectus Title:  AFT Choice Plus

File Nos.:  333-105479 and 811-02513

Ms. Hahn:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account C (the "Account") we are responding to your comments conveyed to us over the telephone on April 8, 2022, in relation to the Post-Effective Amendment No. 29 (“PEA No. 29”) to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on February 28, 2022. The following summarizes your comments, and our responses to those comments.

Comment #1:  On the facing page of the Registration Statement “immediately” was checked off.  Since these are 485(a) filings, 60 days after filing should have been checked.

Response #1:  We will remember to check off the correct box for all future 485(a) filings.

Comment #2:  On the bottom of the facing page, you are no longer required to include the “Title of Securities Being Registered.”

Response #2:  We have made this revision as a global change as requested.

Comment #3:  In the Charges for Early Withdrawal subsection of the FEES AND EXPENSES section of the KEY INFORMATION table include example indicating withdrawal charges for $100,000 withdrawal.

Response #3:  We have made this revision as requested.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

Comment #4:  In the Transaction Charges section of the KEY INFORMATION table, the Loan Interest Rate Spread and the Annual Loan administration fee need to be moved to the Ongoing Fees and Expenses (annual charges) section.

Response #4:  We have made this revision as a global change where applicable.

Comment #5:  If this annuity contract is advisor-sold, add disclosure throughout.

Response #5:  This product is advisor sold, so we revised as requested.

Comment #6:  In the Ongoing Fees and Expenses subsection under the FEES AND EXPENSES section in the KEY INFORMATION  table, revise to include advisory fee language.

Response #6:  We have made this revision as requested.

Comment #7:  In the Ongoing Fees and Expenses subsection under the FEES AND EXPENSES section in the KEY INFORMATION  table, delete “No optional benefits” since all the benefits are standard.

Response #7:  We have made this revision as requested.

Comment #8:  In the Risk of Loss subsection under the KEY INFORMATION table, add reference to fixed interest options and language for advisory fees.

Response #8:  We have made this revision as requested.

Comment #9:  In the Risks Associated with Investment Options under the KEY INFORMATION table, delete reference to Guaranteed Accumulation Account,

Response #9:  We have made this revision as requested.

Comment #10:  In the KEY INFORMATION table add the following language “financial strength and” to the two sentences in the Insurance Company Risks subsection.

Response#10:  We have made this revision as a global change where applicable.

Comment #11:  In the Investments subsection of the RESTRICTIONS section in the KEY INFORMATION table, add state variations if there are any. Also state where an investor can get more information regarding state variations.

Response #11:  We have made this revision as requested.

Comment #12:  Delete Optional Benefits subsection from the KEY INFORMATION table.

Response #12:  We have made this revision as requested.

Comment #13:  in the Transaction Charges subsection of the FEE TABLE section, move the Loan Interest Rate Spread and the Annual Loan Administration Fee to the Annual Contract Expenses subsection.

Response #13:  We have made this revision as requested.

U.S. Securities and Exchange Commission

Comment #14:  Under the PRINCIPAL RISKS OF INVESTING IN THE CONTRACT section add a risk for payment of advisory fees.  Also add a risk for investing in fixed option.

Response: #14  We have made this revision as requested.

Comment #15:  Under the PRINCIPAL RISKS OF INVESTING IN THE CONTRACT section, either add Other Products to the other risks or delete.

Response #15:  We will delete Other Products from this section.

Comment #16:  Under THE COMPANY section, remove defined terms.

Response #16:  We have made this revision as requested.

Comment #17:  In the third paragraph of the VARIABLE ANNUITY ACCOUNT C section add Customer Service phone number.

Response #17:  We have made this revision as requested.

Comment #18:  In THE INVESTMENT OPTIONS section delete the following language “and to help us manage the risks associated with providing certain guarantees under the Contract” from the first sentence of the Funds With Managed Volatility Strategies subsection.

Response #18:  We have made this revision as requested.

Comment #19:  In THE INVESTMENT OPTIONS section delete the entire Insurance-Dedicated Fund subsection and delete the entire Possible Conflicts of Interest subsection.

Response #19:  We have made these revisions as requested.

Comment #20:  Under the CHARGES AND FEES section, define “installment Purchase Payment” and “lump sum” in the glossary.

Response #20:  We have made these revisions as requested

Comment #21:  In the CHARGES AND FEES section, explain how a Contract Owner can terminate the advisory services agreement.

Response #21:  We have made this revision as requested.

Comment #22:  Under THE CONTRACT section, delete what is duplicate.  Also clarify that there is only one class of contract.

Response #22:  We have made these revisions as requested.

Comment #23: In the BENEFITS AVAILABLE UNDER THE CONTRACT section, the following benefits should be standard and not optional benefits: Asset Rebalancing Program, Systematic Distribution Options, and Loans.

Response #23:  We have made these revisions as requested.

U.S. Securities and Exchange Commission

Comment #24: In the CONTRACT PURCHASE AND PARTICIPATION section, delete the entire Factors to Consider in the Purchase Decision subsection.

Response #24:  We have made this revision as requested.

Comment #25:  The law has changed for Same-Sex Marriages, so you can delete if you prefer.

Response #25:  We have deleted this section as requested.

Comment #26:  In APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT, delete the last sentence in the first paragraph.

Response #26:  We have made this revision as a global change as requested.

Comment #27:  In APPENDIX B:  FIXED PLUS ACCOUNT/FIXED PLUS ACCOUNT II and APPENDIX C:  FIXED PLUS ACCOUNT II A, indicate the insurer-related risks associated with amounts paid to this General Account option.

Response #27:  We added the following language regarding the General Account:  “All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.

Comment #28:  In the General Disclosure section under APPENDIX B:  FIXED PLUS ACCOUNT/FIXED PLUS ACCOUNT II, delete the last sentence.

Response #28:  We have made this revision as requested.

Comment #29:  Add the following sentence to the second paragraph in APPENDIX B:  FIXED PLUS ACCOUNT/FIXED PLUS ACCOUNT II “The Fixed Plus Account/Fixed Plus Account II is not registered as an investment company under the 1940 Act.”  Also include this language in all other Fixed Interest Option appendices.

Response #29:  We have made this revision as a global change where applicable.

Comment #30:  Add the following sentence to the second paragraph in APPENDIX C:  FIXED PLUS ACCOUNT II A “The Fixed Plus Account II A is not registered as an investment company under the 1940 Act.”  Also include this language in all other Fixed Interest Option appendices.

Response #30:  We have made this revision as a global change where applicable.

Comment #31:  In the Interest Rates subsection under the Fixed Interest Option appendices, explain how a Contract Owner may obtain current rates.

Response #31:  We have made this revision as a global change where applicable.

Comment #32:  In PART C of the Registration Statement hyperlink the agreements in the Exhibits table; change the heading in Item 34 from “Undertakings” to “Fee Representation” and delete the word “By:” from Charles P. Nelson’s signature block on the SIGNATURES page.

Response #32:  We have made these revisions as global changes.

U.S. Securities and Exchange Commission

Comment #33:  In the ISP delete references to Guaranteed Accumulation Account; conform legend to Rule 498A; delete “s” from Fixed Interest Options; add cross-reference to the Fixed Interest Option; conform death benefits table to death benefits table in the prospectus; the term “participant account” isn’t defined in the glossary, change to contract value; add language regarding financial strengths and claims-paying ability; delete last sentence in the first paragraph in the APPENDIX and include advisor sold disclosure.

Response #33:  We have made these revisions as requested.

If you have any questions, please call the undersigned at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli